Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: Preliminary 2Q13 Results

Better Than Expected

2Q Preliminary Results

•	Revenues of approximately $3.7 million – better than expected, with strong performance by A.V.A. partially offsetting a traditional summer season revenue decrease.

•	Record-low headquarters expenses; consolidated operating expenses down 10 percent Q-o-Q.

•

Net income of approximately $84 thousand – better results than forecast due to better-than-expected performance of the online games business and a non-operating gain of approximately $1.2 million related to the disposal of a non-strategic investment.

•	Cash outflow of approximately $5.0 million, which included full payment of GigaMedia’s short-term debt of approximately $7.5 million.

•	Cash, cash equivalents, and marketable securities-current of approximately $73.0 million, or approximately $1.44 per share; zero debt.

TAIPEI, Taiwan, July 22, 2013 – GigaMedia Limited (NASDAQ: GIGM) announced today preliminary second-quarter 2013 consolidated financial results.

“We are pleased to report another quarter of solid progress in our turnaround, with our revamped online games business performing better than expected in the second quarter, traditionally a weak period for online gaming,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “New quarterly performance incentives and continued cost reductions are beginning to take effect.”

“With leaner operations and more focused and motivated teams, we are on track for a solid second half of 2013,” stated CEO Collin Hwang. “We expect our MMOs to benefit from the traditional seasonal surge in online gaming activity in the third quarter, helping to offset weakness in casual PC-based games, and look forward to extending our platform with new self-developed Web-based/mobile social casino games in the fourth quarter.”

The financial results presented above are preliminary and subject to completion. GigaMedia’s expectations with respect to these unaudited results are based on management estimates and information available at this time. As a result, these preliminary estimates may be different from the actual results that will be reflected in GigaMedia’s consolidated financial statements for the second quarter of 2013 when they are released.

GigaMedia expects to announce its second-quarter 2013 financial results, together with a discussion of new business initiatives, in August.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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